September 30, 2020

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: DeCarlo McLaren
Re: Guggenheim Strategic Opportunities Fund (File Nos. 333-230474 and 811-21982) (the “Registrant”)
Dear Mr. McLaren:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Guggenheim Strategic Opportunities Fund (the “Fund”) hereby requests acceleration of the effective date of the Fund’s Registration Statement on Form N-2 (File Nos. 333-230474 and 811-21982) (the “Registration Statement”) so that it may become effective at 4:00 p.m., Eastern time, on Friday, October 2, 2020, or as soon as practical thereafter.
In connection with the effectiveness of the Registration Statement, the Fund acknowledges that the disclosure included in the Registration Statement is the responsibility of the Fund. The Fund further acknowledges that the action of the Securities and Exchange Commission (the “Commission”) or the staff of the Commission acting pursuant to delegated authority in reviewing the Registration Statement does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and that the Fund will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call Allison Fumai at Dechert LLP at 212.698.3526 or Julien Bourgeois at Dechert LLP at 202.261.3451 with any questions or comments regarding this letter, or if they may assist you in any way.
Sincerely,

/s/ Mark E. Mathiasen
Mark E. Mathiasen
Secretary